Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Bank of Hawaii Corporation for the registration of common stock, preferred stock, depositary shares, warrants, purchase contracts for securities, and units and to the incorporation by reference therein of our reports dated March 1, 2021, with respect to the consolidated financial statements of Bank of Hawaii Corporation, and the effectiveness of internal control over financial reporting of Bank of Hawaii Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Honolulu, Hawaii
June 3, 2021